CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479
(281) 207-3200

June 30, 2010

H. Roger Schwall
Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	CVR Energy, Inc. Amendment No. 1 to the Registration Statement on Form S-3 filed June 24, 2010 File No. 333-166016

Dear Mr. Schwall and Mr. Dougherty:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CVR Energy, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. eastern daylight time on Thursday, July 1, 2010, or as soon thereafter as it is practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to call me or Michael Levitt of Fried, Frank, Harris, Shriver & Jacobson LLP at 212-859-8735.

Sincerely,
/s/ John J. Lipinski
John J. Lipinski Chief Executive Officer and President